Investment Managers

Market Commentary and Outlook

October 9, 2008

The U.S. capital markets continue to experience a period of extraordinary turmoil, marked by liquidity and credit concerns in the financial sector and a series of government interventions. This has been a difficult period for our clients and investors in the Dodge & Cox Funds. As fellow Fund shareholders, Dodge & Cox employees share in the recent disappointing results. We believe that the fear and uncertainty currently gripping the financial markets mask the long-term prospects for global growth, and we see opportunities to benefit from this disconnect.

Market turmoil is nothing new for Dodge & Cox, as we have managed investments since 1930. In the last two significant banking downturns (early 1980s and 1990-91) banks experienced difficulties due to asset quality and funding concerns, and their stock prices fell to low levels. During those periods, many banks failed and the industry consolidated. However, banks with strong, long-term business franchises survived and ultimately flourished during the subsequent recovery. It was not a case of the regulators bailing out systemically important banks during those prior downturns, but rather providing banks with the breathing room and flexibility needed to overcome temporary challenges.

The current credit cycle, beginning in the summer of 2007 but worsening recently, has proven to be similar in some ways but different in others. The lack of confidence in the financial system worldwide has severely constrained credit and capital flows, resulting in a series of bank failures in the U.S. and Europe. Mark-to-market accounting (which did not exist to the same extent in the 1980s and 1990s) has required banks to value distressed assets at the prices established by desperate sellers. This, in turn, has led to an unprecedented need by many financial institutions to raise capital in a short period of time, and has exacerbated the crisis of confidence in the financial system.

The severity of this downturn has been extreme, and market forces have led the U.S. government to take far-reaching measures during this crisis. While we understood the potential regulatory risks of investing in the financial sector, it has become clear with the benefit of 20/20 hindsight that we are facing an entirely new financial regulatory environment, one in which the “forbearance” practiced by regulators in past crises has been replaced by more proactive moves in the interest of containing “systemic risk.” It is an unprecedented time, and we obviously have difficulty looking at the recent situation through the eyes of the financial regulators, who have a tough, unenviable job. But, in many cases, their actions have set loose a chain reaction of unintended consequences that has further eroded investor confidence and constricted many financial institutions’ access to the equity and debt markets.

Amid the extreme volatility, many of the companies in our portfolios are down sharply in price. In the past month, Fannie Mae, AIG and Wachovia Corp.—each an equity holding in the Stock, Balanced and Global Stock Funds (AIG stock is also held in the International Stock Fund, and AIG and Wachovia debt are held in the Balanced and Income Funds)—have either been placed into conservatorship by the Federal government or entered into transactions that largely diluted shareholder value. While in each of these cases we believe that our assessment of the strength of the company’s business franchise and its long-term prospects was on the mark, in the end the regulators crafted arrangements to address broader systemic concerns at the expense of each company’s shareholders. (For instance, Wachovia possessed capital levels well above regulatory requirements, significant liquidity and, as of September 25, a growing deposit base. Despite this, the U.S. government seizure that day of Washington Mutual led to a concern about Wachovia’s liquidity, and the government facilitated a quick sale which, if completed, would result in large losses to Wachovia shareholders.)

Evaluating the capital structure and liquidity profile of a company has always been an important part of our research effort. Given the challenging nature of this credit crisis we have adapted our review of short-term funding sources and requirements, vulnerability to ratings agency downgrades and other financial metrics of all holdings in our portfolios to assess their ability to withstand current market stress and survive over the long term.

The Opportunity Ahead for Long-Term, Value Investing

It has been our experience that times of financial stress, like the one we are in today, often lead to great opportunities for long-term, disciplined investors. Our time-tested investment philosophy is designed to capture these opportunities and generate value for our shareholders. Our fundamental investment approach has guided us through past challenging periods, and we believe it will ultimately prove its worth through this market as well. This approach consists of a three-to-five year investment horizon, an analysis of each company’s long-term earnings prospects relative to its current stock price and an understanding of the importance of diversification.

We maintain broadly diversified portfolios in each of the Dodge & Cox Funds. As an example, the Stock Fund, as of June 30, 2008, had 81 holdings of which 67 (comprising 82% of the Fund) were invested outside of the Financials sector. Twenty-two percent of the Fund was invested in Health Care stocks, and most of this weighting consisted of leading pharmaceutical companies trading at decades-low valuations. We believe the long-term prospects for these companies are strong as advances continue in pharmaceutical research and biotechnology and company managements aggressively seek to control their costs. Another 16% of the Fund was invested in Technology companies that should continue to benefit from rapid technological innovation, growing demand from the developing world and customers’ needs to continuously upgrade. Most of these companies are very well financed, inexpensively valued by the market, and generate substantial amounts of cash. Media stocks made up 11% of the Fund and included significant positions in two of the largest cable television companies, which historically have generated relatively stable cash flow during periods of economic stress. In addition, 13% of the Fund was invested in Energy and Materials stocks—providers of basic inputs to developing economies. Finally, we will not throw the baby out with the bath water: 17% of the Fund was invested in Financials spread across 14 companies, including banks, insurers, diversified financial companies and an asset manager. Many of their stock prices have fallen significantly, and while the challenges facing this industry are immense, there will be survivors from the current malaise who will, in all likelihood, face a significantly reduced field of competitors in the future.

Importantly, though investors face unprecedented near-term uncertainty, the backdrop for long-term investing is more encouraging given the substantial drop in equity valuations. While the current financial crisis has led to a slowdown in economic growth, we believe the U.S. economy is resilient; it has rebounded from significant strains in the past, and will undoubtedly recover from the challenges it faces today. Given this outlook and significantly lower starting prices, we believe the return outlook for equities for the next five years has improved.

Moreover, the global economy is now less dependent on the U.S. consumer than it has been in past cycles. Spurred by the forces of technological progress and free market economic principles, the five billion people in the developing world, organizing to produce and consume more, represent a significant long-term opportunity for many of the Fund’s holdings.

As an independent, employee-owned firm, Dodge & Cox has the financial and human capital as well as the discipline and resolve needed during this tumultuous period. We will continue to work hard to uncover potential investment opportunities and encourage you to have patience and take a long-term view of investing. Thank you for your continued confidence in our firm during this historic market tumult.

As always, we welcome your comments and questions.

Sincerely,

Dodge & Cox

The views expressed above reflect those of Dodge & Cox as of the date shown. Opinions expressed are subject to change without notice. The above is not a complete analysis of every material fact concerning any market, industry, or investment and is not a recommendation to buy, sell or hold any investment. Data has been obtained from sources considered reliable, but Dodge & Cox makes no representations as to the completeness or accuracy of such information. Dodge & Cox does not guarantee the success of any investment decision or strategy it may use in the management of an account. Diversification and asset allocation do not prevent loss or ensure profit. All investments are subject to risk.

An investor should carefully consider a Fund’s investment objectives, risks, charges and expenses carefully before investing. This and other important information on Dodge & Cox Funds can be found in the prospectus. To obtain a prospectus, please call 1-800-621-3979, or visit www.dodgeandcox.com/. Please read the prospectus carefully before investing.

ESTABLISHED 1930

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